 PEAK POSITIONING TECHNOLOGIES INC.
(THE "CORPORATION:

CERTIFIED COPY OF SHAREHOLDER RESOLUTION

I, Johnson Joseph, President and Chief Executive Officer of the Corporation, certify that the following is a true copy of resolutions passed by the shareholders of the Corporation at the annual and special meeting held May 23, 2019 and that these resolutions have not been rescinded, amended or modified and are in full force and effect:

"Upon motion duly presented and seconded, it was resolved, as a special resolution:

1. to apply, if and when the directors deem appropriate to do so, to the director appointed under the Canada Business Corporations Act, for a certificate of amendment amending the authorized and issued capital of the Corporation, to consolidate the total number of issued and outstanding common shares into a different number of fully paid common shares on the basis of a range between one common share for every 5 common shares and one common share for every 15 common shares (the "share consolidation range") outstanding immediately prior to the date the certificate of amendment is issued, with any fractions resulting therefrom to a holder of common shares being rounded down to the nearest whole number of common shares, all as now fully described in the Corporation's information circular dated April 22, 2019 under heading

"CONSOLIDATION";

2. to authorize the board of directors, in its sole discretion, to implement the share consolidation within the share consolidation range;

3. to authorize any officer or director of the Corporation to sign the articles of amendment and to sign such other document and to do such other things as may be necessary or desirable in order to give effect to this special resolution, the signing of any such document or the doing of any such things being conclusive evidence of such determination; and

4. to authorize the directors of the Corporation to revoke this special resolution before it is acted on without further approval of the shareholders."

DATED this 23rd day of July, 2020.

"Johnson Joseph"
Johnson Joseph
President and Chief Executive Officer